Exhibit 99.1

QIWI to Host Its Inaugural Investor Day

NICOSIA, CYPRUS – October 22, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that it will host its inaugural Investor Day on November 19th, 2018 in London. The location will be announced shortly.

The program for the day features presentations on key market trends, in-depth product and strategy update as well as an overview of key financial results and will provide investors and sell-side analysts with an opportunity to meet the executive team, leaders of key projects and members of the Board of Directors to discuss the Company’s recent performance, plans and growth prospects.

Presentations will begin at 1:00pm GMT and will conclude at approximately 4:30pm GMT followed by a reception.

The Company will hold a live webcast of the presentation and the Q&A session from the Company’s website at https://www.qiwi.com under the Corporate Investor Relations section or directly at http://investor.qiwi.com/. An archived copy of the webcast will also be available. The webcast details will be provided in due course.

The event is by invitation only and advanced registration is required. If you are interested in joining us for the Investor Day, please respond to investor@qiwi.com as soon as possible. The registration will be open until November 14th, 2018.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.5 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 83 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com